SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information at

March 31, 2016

and Independent Auditors’ Report Review

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Braskem S.A

We have reviewed the accompanying consolidated balance sheet of  Braskem S.A  and its subsidiaries as of  March 31, 2016, and the related consolidated statements of operations, comprehensive income, and changes in equity  for the three-month periods ended March 31, 2016 and 2015 and the consolidated statement of cash flows for the three-month periods ended March 31,2016 and 2015. These interim financial information are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial information for it to be in conformity with IAS 34 — Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”)

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheet as of December 31, 2015, and related consolidated statements of operations, comprehensive income, changes in equity, and of cash flows for the year then ended (not presented herein), and in our report dated February 17,2016, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2015, is fairly stated in all material respects in relation to the balance sheet from which it has been derived.

/s/ PricewaterhouseCoopers

Auditores Independentes

Salvador, Brazil,May 5, 2016

Braskem S.A. Balance sheet at March 31, 2016 All amounts in thousands of reais

Assets	Note	Mar/2016	Dec/2015

Current assets
Cash and cash equivalents	3	7,523,641	7,439,723
Financial investments	4	1,397	1,172
Trade accounts receivable	5	2,308,564	2,735,144
Inventories	6	5,145,074	5,517,206
Taxes recoverable	8	1,081,509	1,272,004
Dividends and interest on capital	7	2,350	1,998
Prepaid expenses		157,901	166,170
Related parties	7	10,320	10,507
Derivatives operations	14.2	11,058	53,662
Other receivables		180,185	300,901

		16,421,999	17,498,487

Non-current assets
Financial investments	4	37,457	46,193
Trade accounts receivable	5	11,871	19,822
Advances to suppliers	6	86,249	135,046
Taxes recoverable	8	1,273,060	1,304,056
Deferred income tax and social contribution	16	2,363,688	3,226,507
Judicial deposits		278,139	277,093
Related parties	7	308,321	144,633
Insurance claims		69,523	63,199
Derivatives operations	14.2		12,280
Other receivables		256,029	298,057
Investments in subsidiaries and jointly-controlled investments	9	73,964	82,290
Other investments		4,064	4,064
Property, plant and equipment	10	32,836,812	33,961,963
Intangible assets	11	2,833,739	2,887,604

		40,432,916	42,462,807

Total assets		56,854,915	59,961,294

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at March 31, 2016 All amounts in thousands of reais	Continued

Liabilities and shareholders' equity	Note	Mar/2016	Dec/2015

Current liabilities
Trade payables		9,046,935	11,698,695
Borrowings	12	2,261,540	1,968,540
Project finance	13	392,181	302,266
Derivatives operations	14.2	43,615	57,760
Payroll and related charges		675,049	605,059
Taxes payable	15	811,383	744,660
Dividends		753,664	753,668
Advances from customers		114,344	119,680
Sundry provisions	17	71,512	93,942
Other payables		299,649	337,959

		14,469,872	16,682,229

Non-current liabilities
Trade payables	7	100,917	57,148
Borrowings	12	23,117,215	25,370,260
Project finance	13	11,040,341	11,975,167
Derivatives operations	14.2	1,141,819	1,184,741
Taxes payable	15	29,574	26,716
Non-controlling loan in Braskem Idesa		1,580,402	1,538,784
Deferred income tax and social contribution	16	699,716	731,241
Post-employment benefits		148,981	154,707
Sundry provisions	17	671,399	653,972
Other payables		212,617	248,618

		38,742,981	41,941,354

Shareholders' equity	19
Capital		8,043,222	8,043,222
Capital reserve		232,430	232,430
Revenue reserves		2,882,019	2,882,019
Other comprehensive income		(7,555,217)	(9,085,256)
Treasury shares		(49,819)	(49,819)
Accumulated profit		781,784

Total attributable to the Company's shareholders		4,334,419	2,022,596

Non-controlling interest in Braskem Idesa		(692,357)	(684,885)

		3,642,062	1,337,711

Total liabilities and shareholders' equity		56,854,915	59,961,294

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at March 31, 2016 All amounts in thousands of reais

	Note	Mar/2016	Mar/2015	Mar/2014

Net sales revenue	21	12,171,941	10,195,322	11,842,626
Cost of products sold		(8,924,605)	(8,590,489)	(10,324,626)

Gross profit		3,247,336	1,604,833	1,518,000

Income (expenses)
Selling and distribution		(319,877)	(261,924)	(269,509)
General and administrative		(348,717)	(297,096)	(275,014)
Research and development		(42,594)	(39,819)	(34,142)
Results from equity investments		1,687	2,003	(6)
Other operating income (expenses), net		(64,605)	(39,893)	189,949

Operating profit		2,473,230	968,104	1,129,278

Financial results	22
Financial expenses		(1,212,290)	(1,192,102)	(577,028)
Financial income		(263,115)	603,323	16,883

		(1,475,405)	(588,779)	(560,145)

Profit before income tax and social contribution		997,825	379,325	569,133

Current and deferred income tax and social contribution	16	(250,928)	(175,333)	(172,790)
		(250,928)	(175,333)	(172,790)

Profit for the period		746,897	203,992	396,343

Attributable to:
Company's shareholders		774,734	251,403	405,306
Non-controlling interest in Braskem Idesa		(27,837)	(47,411)	(8,963)

Profit for the period		746,897	203,992	396,343

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at March 31, 2016 All amounts in thousands of reais, except earnings per share	Continued

	Note	Mar/2016	Mar/2015	Mar/2014

Profit for the period		746,897	203,992	396,343

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		27,918	(389,703)	4,634
Income tax and social contribution		(13,959)	122,966	(8,395)
Fair value of cash flow hedge from jointly-controlled - RPR		(10,004)
		3,955	(266,737)	(3,761)

Exchange variation of foreign sales hedge - Parent company	14.3(a.i)	2,220,529	(3,728,640)	537,876
Sales Hedge - transfer to profit or loss	14.3(a.i)	421,800
Income tax and social contribution on exchange variation - Parent company		(898,392)	1,267,738	(182,878)
Exchange variation of foreign sales hedge - Braskem Idesa	14.3(a.ii)	(179,723)	(379,332)
Income tax on exchange variation - Braskem Idesa		53,917	70,984
		1,618,131	(2,769,250)	354,998

Foreign subsidiaries currency translation adjustment		(64,632)	437,758	(49,669)

Total		1,557,454	(2,598,229)	301,568

Total comprehensive loss for the period		2,304,351	(2,394,237)	697,911

Attributable to:
Company's shareholders		2,311,823	(2,272,840)	715,423
Non-controlling interest in Braskem Idesa		(7,472)	(121,397)	(17,512)

Total comprehensive loss for the period		2,304,351	(2,394,237)	697,911

		Basic and diluted
	Note	Mar/2016	Mar/2015	Mar/2014
Profit per share attributable to the shareholders of the Company
at the end of the period (R$)	20
Earnings per share - common		0.9735	0.0944	0.4351
Earnings per share - preferred shares class "A"		0.9735	0.6061	0.6062
Earnings per share - preferred shares class "B"		0.6065	0.6062	0.6062

The Management notes are an integral part of the financial statements

Braskem S.A. Statement of changes in shareholder's equity at March 31, 2016 All amounts in thousands of reais

		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Retention	dividends	comprehensive	Treasury	Retained	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	of profits	proposed	income	shares	earnings	interest	Braskem Idesa	equity
At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

Comprehensive income for the period:
Profit for the period									405,306	405,306	(8,963)	396,343
Exchange variation of foreign sales hedge, net of taxes							354,998			354,998		354,998
Fair value of cash flow hedge, net of taxes							1,253			1,253	(5,014)	(3,761)
Foreign currency translation adjustment							(46,134)			(46,134)	(3,535)	(49,669)
							310,117		405,306	715,423	(17,512)	697,911

Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,810)		6,810
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)		241
							(7,051)		7,051

At March 31, 2014		8,043,222	232,430	26,895	28,412	354,842	(789,625)	(48,892)	412,357	8,259,641	119,604	8,379,245

At December 31, 2014		8,043,222	232,430	71,542	394,121	270,517	(2,924,057)	(48,892)		6,038,883	(144,533)	5,894,350

Comprehensive income for the period:
Profit for the period									251,403	251,403	(47,411)	203,992
Exchange variation of foreign sales hedge, net of taxes							(2,692,163)			(2,692,163)	(77,087)	(2,769,250)
Fair value of cash flow hedge, net of taxes							(251,439)			(251,439)	(15,298)	(266,737)
Foreign currency translation adjustment							419,359			419,359	18,399	437,758
							(2,524,243)		251,403	(2,272,840)	(121,397)	(2,394,237)

Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,810)		6,810
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)		241
							(7,051)		7,051

Contribution to shareholders:
Repurchase of treasury shares	19(b)							(927)		(927)		(927)
								(927)		(927)		(927)

At March 31, 2015		8,043,222	232,430	71,542	394,121	270,517	(5,455,351)	(49,819)	258,454	3,765,116	(265,930)	3,499,186

At December 31, 2015		8,043,222	232,430	229,992	2,404,663	247,364	(9,085,256)	(49,819)		2,022,596	(684,885)	1,337,711

Comprehensive income for the period:
Profit for the period									774,734	774,734	(27,837)	746,897
Exchange variation of foreign sales hedge, net of taxes							1,649,583			1,649,583	(31,452)	1,618,131
Fair value of cash flow hedge, net of taxes							23,497			23,497	(19,542)	3,955
Foreign currency translation adjustment							(135,991)			(135,991)	71,359	(64,632)
							1,537,089		774,734	2,311,823	(7,472)	2,304,351

Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,809)		6,809
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)		241
							(7,050)		7,050

At March 31, 2016		8,043,222	232,430	229,992	2,404,663	247,364	(7,555,217)	(49,819)	781,784	4,334,419	(692,357)	3,642,062

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of changes flows at March 31, 2016 All amounts in thousands of reais

	Note	Mar/2016	Mar/2015	Mar/2014

Profit before income tax and social contribution		997,825	379,325	569,133

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		582,819	518,805	505,535
Results from equity investments	9(c)	(1,687)	(2,003)	6
Interest and monetary and exchange variations, net		386,645	998,244	213,410
Cost amount of the investment sold in the divestment date				37,662
Other		19,584	3,790	3,691

		1,985,186	1,898,161	1,329,437

Changes in operating working capital
Held-for-trading financial investments		17,252	8,330	(4,744)
Trade accounts receivable		434,434	(618,069)	23,282
Inventories		413,307	578,262	(498,471)
Taxes recoverable		316,153	290,810	(44,633)
Prepaid expenses		8,269	5,494	16,702
Other receivables		(8,479)	(252,734)	(332,375)
Trade payables		(1,870,551)	449,302	(266,760)
Taxes payable		(208,486)	129,570	(50,545)
Advances from customers		(5,336)	8,242	(12,086)
Sundry provisions		(5,003)	(28,869)	(14,551)
Other payables		32,171	(40,600)	184,657

Cash from operations		1,108,917	2,427,899	329,913

Interest paid		(259,042)	(181,343)	(101,389)
Income tax and social contribution paid		(94,662)	(10,459)	(22,362)

Net cash generated by operating activities		755,213	2,236,097	206,162

Proceeds from the sale of fixed assets		97	532	363
Acquisitions to property, plant and equipment	(i)	(751,078)	(816,353)	(1,156,787)
Acquisitions of intangible assets		(4,557)	(595)	(8,870)
Held-for-maturity financial investments				7,265

Net cash used in investing activities		(755,538)	(816,416)	(1,158,029)

Short-term and long-term debt
Obtained borrowings		803,625	1,394,810	1,656,951
Payments of borrowings		(968,354)	(1,886,696)	(1,841,649)
Project finance	13
Obtained funds		91,094	357,319
Payments		(80,391)	(86,748)
Dividends paid		(4)	(6)	(2)
Repurchase of treasury shares	19(b)		(927)

Net cash used in financing activities		(154,030)	(222,248)	(184,700)

Exchange variation on cash of foreign subsidiaries		238,273	(119,521)	14,773

Increase (decrease) in cash and cash equivalents		83,918	1,077,912	(1,121,794)

Represented by
Cash and cash equivalents at the beginning for the period		7,439,723	3,993,359	4,335,859
Cash and cash equivalents at the end for the period		7,523,641	5,071,271	3,214,065

Increase (decrease) in cash and cash equivalents		83,918	1,077,912	(1,121,794)

(i)    Includes capitalized financial charges paid: Mar/2016 – R$188,725.

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

1.                       Operations

Braskem S.A. (hereinafter “Braskem or Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)                    Significant corporate and operating events impacting these financial statements

Other corporate events of 2015 and which did not produce significant impact on these financial statements were presented in the 2015 annual financial statements of the Company (Note 1(a)).

2.                       Summary of significant accounting policies

There were no changes in the accounting policies used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2015 financial statements.

2.1.                 Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem as of December 31, 2015, which were prepared and presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2015 financial statements.

Issue of these financial statements was authorized by the Executive Board on May 04, 2016.

2.1.1             Consolidated quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements IAS 34 - Interim Financial Reporting, which establishes the minimum content for interim financial statements.

The consolidated financial statements were prepared and presented in accordance with the International Financial Reporting Standards “IFRS” issued by the International Accounting Standards Board “IASB”.

All the financial statements’ relevant information are properly supported and correspond to the information used by Management in the Company’s management.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

2.1.2            Consolidated quarterly information

              The consolidated quarterly information includes the quarterly information of Braskem companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

		Total and voting interest - %

		Headquarters	Mar/2016	Dec/2015	Dec/2014
Direct and Indirect subsidiaries
Alclor Química de Alagoas Ltda ("Alclor")	(i)	Brazil	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00	100.00
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(ii)	Austria	100.00	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	(iii)	Austria	100.00	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Idesa		Mexico	75.00	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00	75.00
Braskem Importação e Exportação Ltda. ("Braskem Importação")	(iv)	Brasil			100.00
Braskem Incoporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00	100.00
Braskem Participações S.A. ("Braskem Participações")	(iv)	Brasil			100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")	(v)	Espanha			100.00
Braskem Petroquímica Ltda. ("Braskem Petroquímica")		Brazil	100.00	100.00	100.00
Quantiq Distribuidora Ltda. ("Quantiq")		Brazil	100.00	100.00	100.00
IQAG Armazéns Gerais Ltda. ("IQAG")		Brazil	100.00	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	(vi)	Uruguai			100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	(iv)	Brasil			100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00	100.00

(i) Currently being merged.
(ii) In the process of dissolution.
(iii) Dissolved in January 2016.
(iv) Merged in February 2015.
(v) Dissolved in September 2015.
(vi) Dissolved in March 2015.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

2.2.                 Foreign currency translation

The information on foreign currency translation was presented in the 2015 annual financial statements of the Company, in Note 2.2.

(a)               Brazilian real as functional currency

The company has a few companies abroad that also use the real as their functional currency. Foreign currency transactions and balances are translated into the functional currency using the foreign exchange rates prevailing at the dates of the transactions or at year end, as applicable. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end foreign exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations as “financial income” and “financial expenses”, respectively, except those designated for hedge accounting, which are, in this case, deferred in equity as cash flow hedges.

(b)              Exchange variation effects

The main effects from exchange variation in these financial statements are shown below:

	End of period rate			Average rate for period ended
	Mar/2016	Dec/2015	Variation	Mar/2016	Mar/2015	Mar/2014	Variation
U.S. dollar - Brazilizan real	3.5589	3.9048	-8.86%	3.9022	2.8702	2.3652	35.95%
U.S. dollar - Mexican peso	17.2230	17.3700	-0.85%	18.0244	14.9592	13.2311	20.49%
U.S. dollar - Euro	0.8779	0.9187	-4.44%	0.9068	0.8900	0.7300	1.89%

3.                       Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2015 annual financial statements of the Company, in Note 5.

		Mar/2016	Dec/2015

Cash and banks	(i)	772,528	873,966
Cash equivalents:
Domestic market		1,502,370	2,428,995
Foreign market	(i)	5,248,743	4,136,762
Total		7,523,641	7,439,723

(i)         On March 31, 2016, it includes cash and banks of R$53,586 (R$96,830 on December 31, 2015) and cash equivalents of R$74,503 (R$37,809 on December 31, 2015) of the subsidiary Braskem Idesa, available for use in its project.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

4.                       Financial investments

The information on financial investments was presented in the 2015 annual financial statements of the Company, in Note 6.

	Mar/2016	Dec/2015
Held-for-trading
Other	1,397	1,172
Held-to-maturity
Quotas of investment funds in credit rights	37,457	46,193
Total	38,854	47,365

Current assets	1,397	1,172
Non-current assets	37,457	46,193
Total	38,854	47,365

5.                       Trade accounts receivable

The information on trade accounts receivable was presented in the 2015 annual financial statements of the Company, in Note 7.

	Mar/2016	Dec/2015
Consumers
Domestic market	1,373,915	1,439,133
Foreign market	1,297,068	1,643,807
Allowance for doubtful accounts	(350,548)	(327,974)
Total	2,320,435	2,754,966

Current assets	2,308,564	2,735,144
Non-current assets	11,871	19,822
Total	2,320,435	2,754,966

6.                       Inventories

The information on inventories was presented in the 2015 annual financial statements of the Company, in Note 8.

	Mar/2016	Dec/2015

Finished goods	3,710,937	3,928,446
Raw materials, production inputs and packaging	802,912	1,008,217
Maintenance materials	292,757	289,568
Advances to suppliers	301,294	315,234
Imports in transit and other	123,423	110,787
Total	5,231,323	5,652,252

Current assets	5,145,074	5,517,206
Non-current assets	86,249	135,046
Total	5,231,323	5,652,252

10

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

7.                       Related parties

The information concerning related parties was presented in the 2015 annual financial statements of the Company, in Note 9.

Balance sheet for associated companies, jointly-controlled investment and related companies
					Mar/2016					Dec/2015
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
Balance sheet	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Assets
Current
Trade accounts receivable	8,304		121,548	34,182	164,034	12,851		141,550	33,997	188,398
Inventories	167,442	7(b.i)			167,442	138,619	7(b.i)			138,619
Dividends and interest on capital				2,350	2,350
Related parties			10,320		10,320			9,927	580	10,507

Non-current
Advances to suppliers	15,222	7(b.i)			15,222	58,443	7(b.i)			58,443
Related parties
Intracompany loan			80,175		80,175			78,332		78,332
Other			228,146		228,146			66,301		66,301
Total assets	190,968		440,189	36,532	667,689	209,913		296,110	34,577	540,600

Liabilities
Current
Trade payables	118,406		1,235,830	1,517	1,355,753	284,973		1,400,485	2,011	1,687,469
Total liabilities	118,406		1,235,830	1,517	1,355,753	284,973		1,400,485	2,011	1,687,469

Transactions between associated companies, jointly-controlled investment and related companies
					Mar/2016					Mar/2015				Mar/2014
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and			Odebrecht and	Petrobras and
	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total	subsidiaries	subsidiaries	Other	Total
Transactions
Sales of products	15,569		695,947	117,856	829,372	12,688		601,706	118,932	733,326	8,845	303,220	59,552	371,617
Purchases of raw materials, finished goods
services and utilities	361,144	(i)	2,536,367	22,165	2,919,676	829,358	(i)	2,558,116	13,450	3,400,924	49,933	2,110,336	5,752	2,166,021
Financial income (expenses)	187		(50,061)		(49,874)			(35,065)		(35,065)		1,166		1,166
General and administrative expenses
Post-employment benefits
Odebrecht previdência Privada ("Odeprev")				5,055	5,055				4,907	4,907			6,037	6,037
Gain from divestment of asset											277,338			277,338

(i)    Includes expenses with the Braskem Idesa project, of which R$330,406 related to the first quarter of 2016, and R$782,024 related to the first quarter of 2015 (Note 13).

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

The main transactions with related companies in the period, were:

(i)     In March 2016, an agreement was entered into with Usina Conquista do Pontal S.A., with Agro Energia Santa Luzia S.A. and with Odebrecht Agroindustrial Participações S.A. to ensure the continued supply of hydrous ethanol to the Company, with technical flexibilities and differentiated commercial conditions, through an advance duly restated by the market rate and guaranteed by Odebrecht S.A. The Companies that are parties to the agreement are indirectly controlled by Odebrecht S.A. The price of hydrous ethanol is based on the Monthly Rate published by the Luiz de Queiroz College of Agriculture (ESALQ) Hydrous Fuel – São Paulo, in R$/liter, of the reference month and with a discount. The Agreement has an estimated maximum amount of R$305,000 and is valid through April 30, 2017.

(ii)   In March 2016, an agreement was entered into with Refinaria de Petróleo Rio Grandense S.A. (“RPR”) for the sale of gasoil to be used as feedstock in its diesel production process, which is renewed on a monthly basis.

(iii)  Since March 2016, Braskem maintains agreements for the sale of gasoline to RPR, renewable on a monthly basis.

(b)                    Key management personnel

Income statement transactions	Mar/2016	Mar/2015	Mar/2014
Remuneration
Short-term benefits	10,280	10,160	3,486
Post-employment benefit	76	59	76
Long-term incentives			22
Total	10,356	10,219	3,584

8.                       Taxes recoverable

The information on taxes recoverable was presented in the 2015 annual financial statements of the Company, in Note 10.

	Mar/2016	Dec/2015
Brazil
IPI	47,511	23,996
Value-added tax on sales and services (ICMS) - normal operations	414,115	403,842
ICMS - credits from PP&E	124,033	121,954
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	21,415	69,431
PIS and COFINS - credits from PP&E	233,884	230,030
Income tax and social contribution (IR and CSL)	901,651	944,863
REINTEGRA program	138,936	274,654
Federal supervenience	173,042	173,436
Other	18,702	14,281

Other countries
Value-added tax	271,009	277,751
Income tax (IR)	5,449	40,263
Other	4,822	1,559
Total	2,354,569	2,576,060

Current assets	1,081,509	1,272,004
Non-current assets	1,273,060	1,304,056
Total	2,354,569	2,576,060

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

9.                       Investments

The information related to investments was presented in the Company’s 2015 annual financial statements, in Note 11.

(a)                    Information on investments

	Interest in total	Adjusted net profit (loss)			Adjusted
	and voting capital (%) - Mar/2016	for the period			equity
		Mar/2016	Mar/2015	Mar/2014	Mar/2016	Dec/2015

Jointly-controlled investment
RPR	33.20	4,788	8,173	324	120,211	145,551
Odebrecht Comercializadora de Energia S.A. ("OCE")	20.00	(82)	216	159	11,360	11,441

Associates
Borealis Brasil S.A. ("Borealis")	20.00	796	8,529		158,887	158,366

13

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(b)                    Summary of information from the partially owned subsidiary Braskem Idesa

Balance sheet
Assets	Mar/2016	Dec/2015	Liabilities		Mar/2016	Dec/2015
Current			Current
Cash and cash equivalents	128,089	134,639	Trade payables		221,093	429,400
Inventories	159,145	173,129	Project finance		392,181	302,266
Taxes recoverable	178,903	219,071	Other payables		91,558	106,911
Other receivables	126,893	150,109			704,832	838,577
	593,030	676,948
Non-current			Non-current
Deferred tax	819,398	825,416	Project finance		11,040,341	11,975,167
Other receivables	18,221	32,080	Loan agreements		6,211,364	5,911,266
Property, plant and equipment	14,507,990	15,134,641	Other payables		104,105	7,065
Intangible	74,326	80,870			17,355,810	17,893,498
	15,419,935	16,073,007
			Shareholders' equity		(2,047,677)	(1,982,120)

Total assets	16,012,965	16,749,955	Total liabilities and shareholders' equity		16,012,965	16,749,955
						-

Statement of operations
				Mar/2016	Mar/2015	Mar/2014
Gross profit (loss)				2,564	(4,717)	(768)
Operating expenses, net				(29,825)	(18,589)	(14,017)
Financial results				(45,711)	(28,460)	(4,819)
Loss before income tax				(72,972)	(51,766)	(19,604)
Income tax				(2,338)	(23,337)	4,464
Loss for the period				(75,310)	(75,103)	(15,140)

Statement of cash flows
				Mar/2016	Mar/2015	Mar/2014
Cash flows from operating activities
Cash generated by operating activities				(123,198)	(49,925)	(251,389)

Net cash used in investing activities				(569,535)	(548,290)	(773,660)
Net cash provided by financing activities
Project finance				9,593	357,319
Related parties				662,966	244,322	357,061
				672,559	601,641	357,061

Exchange variation on cash				13,624	(35,096)	8,163

Decrease in cash and cash equivalents				(6,550)	(31,670)	(659,825)

Represented by:
Cash and cash equivalents at the beginning for the period				134,639	333,864	809,875
Cash and cash equivalents at the end for the period				128,089	302,194	150,050

Decrease in cash and cash equivalents				(6,550)	(31,670)	(659,825)

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

10.                   Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2015 annual financial statements, in Note 12.

				Mar/2016			Dec/2015
			Accumulated			Accumulated
			depreciation/			depreciation/
		Cost	depletion	Net	Cost	depletion	Net

Land		465,777		465,777	479,621		479,621
Buildings and improvements		5,138,834	(917,734)	4,221,100	5,435,600	(904,324)	4,531,276
Machinery, equipment and installations		36,673,379	(14,914,956)	21,758,423	37,401,007	(14,513,744)	22,887,263
Projects and stoppage in progress	(i)	5,815,999		5,815,999	5,506,044		5,506,044
Other		1,249,616	(674,103)	575,513	1,212,365	(654,606)	557,759
Total		49,343,605	(16,506,793)	32,836,812	50,034,637	(16,072,674)	33,961,963

On March 31, 2016, the main amounts included in this account refer to the expenditures with the subsidiary Braskem Idesa project (R$2,278,116) and expenditures with planned shutdown maintenance which is in preparation or in progress (R$636,416). The balance corresponds mainly to diverse projects aimed at maintenance of plants’ production capacity.

Capitalized charges in the period: R$219,536 (R$170,987 on March 31, 2015).

Impairment test for property, plant and equipment

There were no significant events or circumstances in the period ended March 31, 2016 that indicate the need for impairment testing on the property, plant and equipment.

11.                   Intangible assets

The information on intangible assets was presented in the 2015 annual financial statements of the Company, in Note 13.

			Mar/2016	Dec/2015
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,804)	2,058,918	3,187,722	(1,128,804)	2,058,918
Trademarks and patents	289,504	(101,951)	187,553	298,438	(100,782)	197,656
Software and use rights	534,770	(340,205)	194,565	536,786	(336,029)	200,757
Contracts with customers and suppliers	743,353	(350,650)	392,703	795,782	(365,509)	430,273
Total	4,755,349	(1,921,610)	2,833,739	4,818,728	(1,931,124)	2,887,604

Impairment of intangible assets with definite and indefinite useful life

There were no significant events or circumstances in the period ended March 31, 2016 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in the end of 2015, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

12.                   Borrowings

The information on borrowings was presented in the 2015 annual financial statements of the Company, in Note 14.

	Annual financial charges	Mar/2016	Dec/2015
Foreign currency
Bonds	Note 12 (a)	15,537,988	17,004,617
Advances on exchange contracts	US dollar exchange variation + 3.34%	557,659	255,809
Export prepayment	US dollar exchange variation + 1.10% + semiannual Libor	501,538	549,036
BNDES	Note 12 (b)	333,295	409,076
Export credit notes	Note 12 (c)	1,285,417	1,405,227
Working capital	US dollar exchange variation + 1.70% above Libor	1,736,993	1,907,145
Transactions costs		(236,137)	(248,838)
		19,716,753	21,282,072

Current liabilities		1,269,632	763,070
Non-current liabilities		18,447,121	20,519,001
Total		19,716,753	21,282,071

Local currency
Export credit notes	Note 12 (c)	2,122,870	2,350,965
BNDES	Note 12 (b)	2,866,296	3,001,776
BNB/ FINAME/ FINEP/ FUNDES	6.47%	608,886	642,739
BNB/ FINAME/ FINEP/ FUNDES	TJLP + 1.90%	2,097	2,177
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50%	52,760	51,939
Other	CDI + 0.04%	24,488	23,714
Transactions costs		(15,395)	(16,581)
		5,662,002	6,056,729

Current liabilities		991,908	1,205,469
Non-current liabilities		4,670,094	4,851,260
Total		5,662,002	6,056,729

Current liabilities		2,261,540	1,968,540
Non-current liabilities		23,117,215	25,370,260
Total		25,378,755	27,338,800

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(a)                    Bonds

	Issue amount		Interest
Issue date	US$	Maturity	(% per year)	Mar/2016	Dec/2015
September - 2006	275,000	January - 2017	8.00	201,672	225,637
June - 2008	500,000	June - 2018	7.25	482,209	539,327
May - 2010	400,000	May - 2020	7.00	174,396	188,088
May - 2010	350,000	May - 2020	7.00	1,280,250	1,380,764
October - 2010	450,000	no maturity date	7.38	1,629,720	1,757,160
April - 2011	750,000	April - 2021	5.75	2,730,387	2,953,803
July - 2011	500,000	July - 2041	7.13	1,803,398	2,013,453
February - 2012	250,000	April - 2021	5.75	913,173	987,894
February - 2012	250,000	no maturity date	7.38	905,400	976,200
May - 2012	500,000	May - 2022	5.38	1,818,771	1,969,307
July - 2012	250,000	July - 2041	7.13	901,699	1,006,727
February - 2014	500,000	February - 2024	6.45	1,797,942	2,004,171
May-2014	250,000	February - 2024	6.45	898,971	1,002,086
Total	5,225,000			15,537,988	17,004,617

(b)                    BNDES borrowings

Projects	Issue date	Maturity	Charges (% per year)	Mar/2016	Dec/2015

Foreign currency
Other	2006	October - 2016	US dollar exchange variation + 6.89	2,044	3,204
Braskem Qpar expansion	2007/2008	April - 2016	US dollar exchange variation + 6.89	549	2,426
Green PE	2009	July - 2017	US dollar exchange variation + 6.67	22,528	29,352
Limit of credit II	2009	January - 2017	US dollar exchange variation + 6.67	33,199	47,353
New plant PVC Alagoas	2010	January - 2020	US dollar exchange variation + 6.67	110,209	128,806
Limit of credit III	2011	October - 2018	US dollar exchange variation + 6.51 to 6.54	122,788	149,495
Butadiene	2011	January - 2021	US dollar exchange variation + 6.54	41,978	48,440
				333,295	409,076

Local currency
Other	2006	September - 2016	TJLP + 2.80	9,032	13,501
Braskem Qpar expansion	2007/2008	February - 2016	TJLP + 2.15 to 3.30		5,372
Green PE	2009	June - 2017	TJLP + 0.00 to 4.78	99,687	119,201
Limit of credit II	2009	January - 2017	TJLP + 2.58 to 3.58	65,619	85,004
Limit of credit II	2009	January - 2021	4.00 to 4.50	92,141	96,698
New plant PVC Alagoas	2010	December - 2019	TJLP + 0.00 to 3.58	221,646	235,641
New plant PVC Alagoas	2010	December - 2019	5.50	25,061	26,732
Limit of credit III	2011	December - 2021	TJLP + 0.00 to 3.58	1,081,689	1,154,552
Limit of credit III	2011	December - 2021	SELIC + 2.32 to 2.78	278,849	284,263
Limit of credit III	2011	December - 2021	3.50 to 7.00	219,816	230,198
Butadiene	2011	December - 2020	TJLP + 0.00 to 3.45	91,911	96,407
Finem	2014	March - 2021	TJLP + 0.00 to 2.78	222,441	215,372
Finem	2014	March - 2021	SELIC + 2.78	170,109	160,603
Finem	2014	March - 2021	6.00	6,664	6,664
Limit of credit IV	2015	January - 2022	TJLP + 0.00 to 2.62	144,175	140,024
Limit of credit IV	2015	January - 2022	SELIC + 2.32	137,456	131,544
				2,866,296	3,001,776

Total				3,199,591	3,410,852

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(c)                    Export credit notes (“NCE”)

		Initial amount
Issue date		of the transaction	Maturity	Charges (% per year)	Mar/2016	Dec/2015

Foreign currency		US$
November - 2006		167,014	May - 2018	Us dollar exchange variation + 8.10	286,463	308,069
April - 2007		101,605	March - 2018	Us dollar exchange variation + 7.87	184,714	198,782
May - 2007		146,010	May - 2019	Us dollar exchange variation + 7.85	274,018	294,840
January - 2008		266,430	February - 2020	Us dollar exchange variation + 7.30	540,222	603,536
		681,059			1,285,417	1,405,227

Local currency
April - 2010		50,000	October - 2021	105% of CDI	37,905	36,653
June - 2010		200,000	October - 2021	105% of CDI	151,620	146,611
February - 2011		250,000	October - 2021	105% of CDI	151,620	146,611
April - 2011	(i)	450,000	April - 2019	112.5% of CDI	463,758	464,039
June - 2011		80,000	October - 2021	105% do CDI	60,648	58,644
August - 2011	(i)	400,000	August - 2019	112,5% of CDI	405,474	405,478
June - 2012		100,000	October - 2021	105% of CDI	75,810	73,305
September - 2012		300,000	October - 2021	105% of CDI	227,431	219,917
October - 2012		85,000	October - 2021	105% of CDI	64,439	62,310
February - 2013	(ii)	100,000	September - 2017	8.00	101,183	101,118
February - 2013	(ii)	100,000	February - 2016	8.00		101,248
February - 2013	(ii)	50,000	September - 2017	8.00	50,440	50,440
February - 2013	(ii)	100,000	February - 2016	8.00		101,118
March - 2013	(ii)	50,000	March - 2016	8.00		50,253
June - 2014	(ii)	50,000	June - 2017	7.50	50,010	50,010
June - 2014	(ii)	17,500	June - 2017	8.00	17,504	17,504
June - 2014	(ii)	10,000	June - 2017	8.00	10,002	10,002
September - 2014		100,000	August - 2020	108% of CDI	101,029	104,642
November - 2014	(ii)	150,000	November - 2017	8.00	153,997	151,062
Total		2,642,500			2,122,870	2,350,965

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 14.2.1 (a.i)).

(ii)       The Company enters into swap transactions for these contracts (from fixed rate to 67.10% to 92.70% of CDI) (Note 14.2.1).

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(d)                    Payment schedule

The maturity profile of amounts maturing in the long-term is as follows:

	Mar/2016	Dec/2015
2017	1,269,181	1,737,331
2018	2,468,266	2,633,143
2019	3,176,126	3,320,800
2020	2,568,133	2,757,234
2021	3,909,096	4,257,177
2022	1,891,474	2,071,030
2023	7,668	7,540
2024	2,685,429	2,944,726
2025 and thereafter	5,141,842	5,641,279
Total	23,117,215	25,370,260

(e)                    Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2015	guaranteed	Guarantees

BNB	December - 2022	157,169	157,169	Mortgage of plants, pledge of machinery and equipment
BNB	August - 2024	239,899	239,899	Bank surety
BNDES	December - 2021	3,199,591	3,199,591	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	135,801	135,801	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July - 2024	76,017	76,017	Bank surety
FINAME	February-2022	2,097	2,097	Pledge of equipment
Total		3,810,574	3,810,574

19

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

13.                   Project finance

The information on project finance was presented in the 2015 annual financial statements in Note 15.

	US$
Identification	Contract value	Value received	Maturity	Charges (% per year)	Mar/2016	Dec/2015
Project finance I	700,000	700,000	February - 2027	Us dollar exchange variation + quarterly Libor + 3.25	2,529,725	2,720,874
Project finance II	210,000	189,996	February - 2027	Us dollar exchange variation + 6.17	761,033	740,902
Project finance III	600,000	600,000	February - 2029	Us dollar exchange variation + 4.33	2,169,555	2,334,133
Project finance IV	660,000	680,004	February - 2029	Us dollar exchange variation + quarterly Libor + 3.88	2,388,521	2,645,645
Project finance V	400,000	400,000	February - 2029	Us dollar exchange variation + quarterly Libor + 4.65	1,448,033	1,557,360
Project finance VI	90,000	89,994	February - 2029	Us dollar exchange variation + quarterly Libor + 2.73	325,095	349,464
Project finance VII	533,095	533,095	February - 2029	Us dollar exchange variation + quarterly Libor + 4.64	1,929,525	2,075,524
Transactions costs					(153,480)	(173,240)
Total	3,193,095	3,193,089			11,398,007	12,250,662

VAT borrowings (i)			November - 2029	2,00% above TIIE (ii)	34,515	26,771
					34,515	26,771

					11,432,522	12,277,433

Current liabilities					392,181	302,266
Non-current liabilities					11,040,341	11,975,167
Total					11,432,522	12,277,433

(i)         Financing for Braskem IDESA obtained in Mexican peso paid exclusively using the reimbursement of value-added taxes (Note 8 (a).ii). During the period ended March 31, 2016, the subsidiary Braskem Idesa raised R$91,094 and repaid R$81,501 (R$80,391 as principal and R$1,110 as interest).

(ii)       TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

The maturity profile of this long-term financing, by year of maturity, is as follows:

	Mar/2016	Dec/2015
2017	533,136	687,211
2018	771,776	840,247
2019	801,599	872,994
2020	940,924	1,025,621
2021	1,075,239	1,172,569
2022	895,770	977,593
2023	1,186,548	1,294,219
2024	1,284,077	1,400,843
2025	1,283,676	1,398,554
2026	1,111,309	1,210,426
2027 and thereafter	1,156,287	1,094,890
Total	11,040,341	11,975,167

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

14.                   Financial instruments

The information related to financial instruments was presented in the 2015 financial statements of the Company, in Note 16.

14.1.             Non-derivative financial instruments

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Mar/2016	Dec/2015	Mar/2016	Dec/2015

Cash and cash equivalents	3
Cash and banks				772,528	873,966	772,528	873,966
Financial investments in Brazil		Held-for-trading	Level 2		605,770		605,770
Financial investments in Brazil		Loans and receivables		1,502,370	1,823,225	1,502,370	1,823,225
Financial investments abroad		Held-for-trading	Level 2	5,248,743	4,136,762	5,248,743	4,136,762
				7,523,641	7,439,723	7,523,641	7,439,723

Financial investments	4
Other		Held-for-trading	Level 2	1,397	1,172	1,397	1,172
Quotas of receivables investment fund		Held-to-maturity		37,457	46,193	37,457	46,193
				38,854	47,365	38,854	47,365

Trade accounts receivable	5			2,320,435	2,754,966	2,320,435	2,754,966

Related parties credits	7	Loans and receivables		318,641	155,140	318,641	155,140

Trade payables				9,147,852	11,755,843	9,147,852	11,755,843

Borrowings	12
Foreign currency - Bond			Level 1	15,537,988	17,004,617	12,250,933	14,434,854
Foreign currency - other borrowings				4,414,902	4,526,293	4,414,902	4,526,293
Local currency				5,677,397	6,073,310	5,677,397	6,073,310
				25,630,287	27,604,220	22,343,232	25,034,457

Project finance	13			11,586,002	12,450,673	11,586,002	12,450,673

Non-controlling loan in Braskem Idesa				1,580,402	1,538,784	1,580,402	1,538,784

Other payables (BNDESPAR)				279,861	273,294	279,861	273,294

(a)                    Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

14.2.             Derivative financial instruments designated and not designated for hedge accounting

14.2.1    Changes

			Operation characteristics		Net			Net
Identification	Note	Fair value hierarchy	Principal exposure	Derivatives	(Asset)/Liability Dec/2015	Change in fair value	Financial settlement	(Asset)/Liability Mar/2016

Non-hedge accounting transactions
Exchange swap		Level 2	Argentine peso	Dollar	(38,990)	(5,348)	47,880	3,542
Interest rate swaps		Level 2	Fixed rate	CDI	8,351	(2,380)	(4,456)	1,515
					(30,639)	(7,728)	43,424	5,057

Hedge accounting transactions
Exchange swap	14.2.1 (a.i)	Level 2	CDI	Dollar+Interests	1,172,125	(138,043)	675	1,034,757
Interest rate swaps	14.2.1 (a.ii.i)	Level 2	Libor	Fixed rates	35,073	117,643	(18,154)	134,562
					1,207,198	(20,400)	(17,479)	1,169,319

Derivatives operations
Current assets					(53,662)			(11,058)
Non-current assets					(12,280)
Current liabilities					57,760			43,615
Non-current liabilities					1,184,741			1,141,819
					1,176,559			1,174,376

(a)                    Operations designated for hedge accounting

(a.i)        Swaps related to export credit notes (NCE)

Identification		Hedge	Maturity
		(exchange variation		Fair value
	Nominal value	+ interest rate)		Mar/2016	Dec/2015
Swap NCE I	200,000	Us dollar exchange variation + 6.15%	August 2019	267,631	301,325
Swap NCE II	100,000	Us dollar exchange variation + 6.15%	August 2019	130,426	147,021
Swap NCE III	100,000	Us dollar exchange variation + 6.15%	August 2019	128,076	144,496
Swap NCE IV	100,000	Us dollar exchange variation + 5.50%	April 2019	109,006	124,071
Swap NCE V	100,000	Us dollar exchange variation + 5.50%	April 2019	108,909	123,966
Swap NCE VI	150,000	Us dollar exchange variation + 7.90%	April 2019	178,159	203,675
Swap NCE VII	100,000	Us dollar exchange variation + 4.93%	April 2019	112,550	127,571
Total	850,000			1,034,757	1,172,125

Derivatives operations
Current assets				(11,058)	(12,616)
Non-Current liabilities				1,045,815	1,184,741
Total				1,034,757	1,172,125

(a.ii)       Hedge operation by Braskem Idesa related to project finance

This hedge operation shares the same guarantees with the Project finance.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(a.ii.i)     Interest rate swap linked to Libor

Identification	Nominal value	Hedge	Maturity		Fair value
	US$	(interest rate per year)		Mar/2016	Dec/2015
Swap Libor I	299,996	1.9825%	May-2025	30,737	7,997
Swap Libor II	299,996	1.9825%	May-2025	30,771	8,050
Swap Libor III	299,996	1.9825%	May-2025	30,733	7,956
Swap Libor IV	129,976	1.9825%	May-2025	13,317	3,465
Swap Libor V	132,996	1.9825%	May-2025	13,642	3,569
Swap Libor VI	149,932	1.9825%	May-2025	15,362	4,036
Total	1,312,892			134,562	35,073

Derivatives operations
Non-Current assets					(12,280)
Current liabilities				38,558	47,353
Non-Current liabilities				96,004
Total				134,562	35,073

14.3       Non-derivative liabilities designated for export hedge accounting

(a.i)        Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange difference on the designated liabilities, partly eliminating the volatility of results.

Exports that were designated and not yet realized amounted to US$6,550,280, as shown below:

Total nominal value
US$

2016	632,496
2017	829,684
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,854
6,550,280

Considering the strong cash generation in recent quarters, the Management of the Company believed it was an opportunity to prepay dollar-denominated debt, including liabilities designated as export hedging instruments. As a result of the decision, the amount of US$210,752 was discontinued prospectively. Exchange differences on the discontinued amount, of R$345,442, which is recorded under Shareholders' Equity as "OCI" will be transferred to net financial income (expenses) as from April 2016 onwards, as the hedged exports are realized.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

For the portion of hedge accounting discontinued, Braskem will follow the international accounting standards IAS 39-32 and IFRS 7. In other words, if the hedging instrument expires or is sold, terminated or exercised, and the hedge was effective before this event (expiration, sale, termination or exercise), the cumulative gain or loss resulting from such hedging instrument will continue to be retained in equity since the period the hedge was in place, and continue to be recognized under shareholders' equity until the future hedged exports occur.

The following table provides the balances of exchange differences recognized in the Company's net financial income (expenses) due to the realization of exports designated for hedge accounting over the course of the quarter ended March 31, 2016:

	Total nominal	Convertion rate at	Closing rate	Total nominal
	value US$	inception R$/US$	R$/US$	value R$

First quarter	206,951	2.0017	4.0399	421,800
				421,800

The following table provides the changes related to hedge operations in the quarter:

				US$
		Exports in	Hedge
	Dec/2015	the period	descontinued	Mar/2016

Designated balance	6,757,231	(206,951)	(210,751)	6,339,529

On March 31, 2016, the maturities of the financial liabilities designated as this hedge, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2016	1,664,035
2017	281,802
2018	1,152,280
2019	444,236
2020	570,782
2021	1,017,703
2022	519,837
2024	688,854
6,339,529

The changes in the exchange differences and the IR and CSL under “Other comprehensive income” (“OCI”) in equity are as follows:

	Exchange		Net
	difference	IR and CSL	effect

At December 31, 2015	(12,859,687)	4,372,294	(8,487,393)

Foreign exchange gain (loss) recorded in the period on OCI / IR and CSL	2,220,529	(754,980)	1,465,549

Foreign exchange gain (loss) transferred to profit or loss / IR and CSL	421,800	(143,412)	278,388

At March 31, 2016	(10,217,358)	3,473,902	(6,743,456)

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(a.ii)       Liabilities related to the Project Finance of future sales in U.S. dollar

On March 31, 2016, hedged sales and the maturities of financial liabilities amounted to US$3,193,089 thousand and were distributed as follows:

Nominal value
US$

2016	67,774
2017	183,253
2018	221,790
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
3,193,089

The changes in the exchange differences and the IR under OCI in equity are as follows:

	Exchange		Net
	difference	IR	effect

At December 31, 2015	(2,246,820)	674,046	(1,572,774)

Foreign exchange gain (loss) recorded in the period on OCI / IR	(179,723)	53,917	(125,806)

At March 31, 2016	(2,426,543)	727,963	(1,698,580)

14.4       Credit quality of financial assets

(a)                    Trade accounts receivable

On March 31, 2016, the credit ratings for the domestic market were as follows:

				(%)
			Mar/2016	Dec/2015
1	Minimum risk		6.47	7.67
2	Low risk		40.78	42.84
3	Moderate risk		33.68	33.07
4	High risk		16.62	13.74
5	Very high risk	(i)	2.45	2.69

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

Default indicators for the periods ended:

	Last 12 months
	Domestic	Export
	Market	Market
March 31, 2016	0.48%	0.11%
December 31, 2015	0.39%	0.70%
March 31, 2015	0.18%	0.68%

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses credit rating from the following agencies: Standard & Poor’s, Moody’s and Fitch Ratings. Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

		Mar/2016	Dec/2015
Financial assets with risk assessment
AAA		5,656,534	5,982,393
AA+		30
AA		4	27,753
AA-		153,781	163,188
A+		1,397,662	1,076,803
A		145,357	69,576
A-		170,134	120,219
		7,523,502	7,439,932
Financial assets without risk assessment
Quotas of investment funds in credit rights	(i)	37,457	46,193
Other financial assets with no risk assessment		1,536	963
		38,993	47,156

Total		7,562,495	7,487,088

(i)         Investments approved by the Management of the Company, as permitted by the Financial Policy.

26

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

14.5       Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On March 31, 2016, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Brazilian real/Mexican peso exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)                    Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from March 31, 2016, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$33,521 for the NCE exchange rate swap (Note 14.2.1(a.i)); and at US$6,987 for the swap of Libor related to Braskem Idesa’s project (Note 14.2.1 (a.ii.i)).

(c)                    Selection of scenarios

(c.1)       Probable scenario

The Market Readout published by the Central Bank of Brazil was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, Selic basic interest rate and the CDI interest rate, using the reference date of March 31, 2016. According to the Market Readout, at the end of 2016, the U.S. dollar will appreciate by 16.61% against the Brazilian real, compared to the closing PTAX rate at March 31, 2016, while the Selic rate will be 14.25% p.a. The Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP is an increase of 0.50% from the current rate of 7.5%, in line with the size of the government’s most recent decisions to increase or decrease the rate. The Selic rate in this scenario will remain stable by the end of 2016. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase on current market levels.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(c.2)       Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds	(2,544,201)	(3,829,537)	(7,659,074)
BNDES	(55,357)	(83,324)	(166,647)
Working capital / structured operations	(501,994)	(755,602)	(1,511,205)
Export prepayments	(80,797)	(121,616)	(243,233)
Project finance	(1,893,102)	(2,849,502)	(5,699,003)
Exchange Agreement Advances	(62,498)	(94,072)	(188,143)
Swaps	(322,238)	(485,033)	(647,828)
Financial investments abroad	843,758	1,270,026	2,540,052

Mexican peso/Brazilian real
Project finance	(8,136)	(8,629)	(17,258)

Selic interest rate
BNDES		(97,994)	(208,897)

Libor floating interest rate
Working capital / structured operations	(2,212)	(11,062)	(22,124)
Export prepayments	(2,137)	(10,686)	(21,372)
Swaps	(2,773)	(13,961)	(28,165)

CDI interest rate
NCE		(56,270)	(117,047)
NCA		(180,248)	(389,329)
Swaps NCE		(224)	(446)
Financial investments in local currency		61,675	122,973

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	8.0%	8.5%	9.0%

TJLP interest rate
BNDES	(53,429)	(108,080)	(163,975)
Other government agents	(59)	(119)	(181)

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

15.                   Taxes payable

The information related to taxes payable was presented in the Company’s 2015 annual financial statements, in Note 17.

	Mar/2016	Dec/2015

Brazil
IPI	75,906	61,784
IR and CSL	150,700	175,963
ICMS	206,254	149,811
Other	97,368	88,198

Other countries
IR	247,754	238,645
Value-added tax	62,975	56,975
Total	840,957	771,376

Current liabilities	811,383	744,660
Non-current liabilities	29,574	26,716
Total	840,957	771,376

16.                   Income tax (“IR”) and social contribution (“CSLL”)

The information related to income tax and social contribution was presented in the Company’s 2015 annual financial statements, in Note 19.

(a)                    Reconciliation of the effects of income tax and social contribution on profit or loss

	Mar/2016	Mar/2015	Mar/2014

Income before IR and CSL	997,825	379,325	569,133

IR and CSL at the rate of 34%	(339,261)	(128,974)	(193,505)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	573	681	(8,057)
Other permanent adjustments	87,760	(47,040)	28,772

Effect of IR and CSL on results of operations	(250,928)	(175,333)	(172,790)

Breakdown of IR and CSL:

Current IR and CSL	(331,825)	(50,302)	(53,456)
Deferred IR and CSL	80,897	(125,031)	(119,334)
Total	(250,928)	(175,333)	(172,790)

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(b)                    Breakdown of deferred income tax and social contribution

Assets	Mar/2016	Dec/2015
Tax losses (IR) and negative base (CSL)	1,635,962	2,144,798
Goodwill amortized	5,669	6,017
Exchange variations	1,847,995	2,925,895
Temporary adjustments	763,315	50,628
Business combination	189,832	189,403
Deferred charges - write-off	20,848	20,848
	4,463,621	5,337,589

Liabilities
Amortization of goodwill based on future profitability	743,505	735,019
Tax depreciation	835,316	815,243
Temporary differences	470,409	521,030
Business combination	208,868	217,182
Additional indexation PP&E	104,242	110,731
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	289,528	289,528
Other	147,781	153,590
	2,799,649	2,842,323

Net	1,663,972	2,495,266

Presentation in the Balance Sheet:
Assets	2,363,688	3,226,507
(-) Liabilities	699,716	731,241

30

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(c)                    Net balance of deferred income and social contribution tax assets and liabilities

		Mar/2016
	Headquarters		IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	3,320,019	(1,981,500)	1,338,519
Braskem Argentina	Argentina	12,664		12,664
Braskem Alemanha	Germany	83,636		83,636
Braskem Idesa	Mexico	879,419	(60,022)	819,397
Braskem México Serviços	Mexico	2,488		2,488
Quantiq	Brazil	8,564	(1,643)	6,921
Braskem Petroquímica - business combination effects	Brazil	100,063		100,063
		4,406,853	(2,043,165)	2,363,688
Liabilities
Braskem America	USA		(459,163)	(459,163)
Braskem Petroquímica	Brazil	56,601	(162,350)	(105,749)
Braskem Petroquímica - business combination effects	Brazil		(134,802)	(134,802)
Petroquímica Chile	Chile	168	(170)	(2)
		56,769	(756,485)	(699,716)

		Dec/2015
	Headquarters		IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	4,146,404	(1,967,050)	2,179,354
Braskem Argentina	Argentina	8,235		8,235
Braskem Alemanha	Germany	104,785		104,785
Braskem Idesa	Mexico	890,723	(65,306)	825,417
Braskem México Serviços	Mexico	2,894		2,894
Quantiq	Brazil	7,811	(1,623)	6,188
Braskem Petroquímica - business combination effects	Brazil	99,634		99,634
		5,260,486	(2,033,979)	3,226,507

Liabilities
Braskem America	USA		(509,328)	(509,328)
Braskem Petroquímica	Brazil	76,978	(160,812)	(83,834)
Braskem Petroquímica - business combination effects	Brazil		(138,029)	(138,029)
Petroquímica Chile	Chile	125	(175)	(50)
		77,103	(808,344)	(731,241)

(d)                    Realization of deferred income tax and social contribution

In the period ended March 31, 2016, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

17.                   Sundry provisions

The information on sundry provisions was presented in the 2015 annual financial statements of the Company, in Note 20.

	Mar/2016	Dec/2015
Provision for customers rebates	30,600	46,929
Provision for recovery of environmental damages	114,026	127,227
Judicial and administrative provisions	580,254	554,479
Other	18,031	19,279
Total	742,911	747,914

Current liabilities	71,512	93,942
Non-current liabilities	671,399	653,972
Total	742,911	747,914

The composition of provisions for judicial and administrative suits is as follows:

		Mar/2016	Dec/2015
Labor claims		164,878	158,711

Tax claims
IR and CSL		49,512	48,252
PIS and COFINS		50,724	49,266
ICMS - interstate purchases		201,759	195,320
ICMS - other		37,433	36,965
Other		47,146	38,337

Societary claims and other	-	28,802	27,628
		580,254	554,479

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

18.                   Contingencies

(a)                    Allegations

Braskem and its subsidiaries are subject to a number of anti-corruption and anti-bribery laws in the countries where they operate, including Federal Law 12,846/2013, or Brazilian Anticorruption Law, in force since January 28, 2014, and the U.S. Foreign Corrupt Practices Act.

In early March 2015, declarations made by defendants in judicial proceedings of a criminal nature were made public, in which Braskem, certain former managers and one former executive were cited in allegations of alleged improper payments in order to benefit the Company in raw-material supply agreements entered into with Petrobras (“Allegations”).

In light of such facts, the Company's Management and Board of Directors immediately approved the engagement of law firms with experience in similar cases in the United States and Brazil to conduct an independent internal investigation into the Allegations ("Investigation"). These firms are conducting the Investigation and will report their findings directly to an Ad Hoc committee of the Board of Directors of the Company.  Through said firms, Braskem voluntarily contacted the regulatory agencies of capital markets in Brazil (Securities and Exchange Commission of Brazil - CVM) and the United States (Securities and Exchange Commission – SEC, and the Department of Justice - DOJ) to inform them of the ongoing Investigation. The Company has been cooperating with these agencies and maintaining regular contact therewith through its law firms.  The cooperation between the Company and these agencies includes the voluntary submission of documents to the regulatory agencies, as well as compliance with document requests, including the formal request made by the SEC (subpoena) on February 8, 2016.

The Company cannot anticipate the duration or outcome of the Investigation, which could take a significant length of time. The Company cannot anticipate the impact of the Investigation and the actions of authorities on the Company, or the resources required to remedy any occurrences. The scope of the Investigation may be expanded to include other matters. The Company cannot forecast the actions said authorities may take, which may include lawsuits brought against the Company or even against current or former officers, directors and employees. Moreover, the authorities with jurisdiction over the Company may impose financial penalties if the Investigation, or a concurrent investigation by authorities, find evidence of unlawful conduct. The financial exposure of the Company may be subject to obligations to indemnify, observing the legal limits, current and former officers, directors and employees for any losses incurred as a result of actions carried out on behalf of the Company, including reimbursement for attorneys’ fees.  Additionally, the negative publicity of the Investigation and any potential regulatory sanctions may have a material adverse impact on our businesses, including reducing the demand for our products.  Therefore, the Investigation and any concurrent investigation by the applicable authorities, as well as the class action mentioned below, may have a material adverse impact on our businesses, our reputation, financial condition, results of our operations, liquidity and price of any securities issued by the Company.

The Management is committed to taking all the necessary measures to clarify the facts and will keep the market informed of any developments in this matter.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(b)                    Class actions

A class action has been filed in the U.S. courts by the Boilermaker-Blacksmith National Pension Trust, as Lead Plaintiff, alleging the Company has made misrepresentations and/or failed to disclose through its SEC filings the existence of unlawful payments. The Company has engaged an expert U.S. law firm to represent it and the Lead Plaintiff is expected to present its amended initial pleading by May 19, 2016.

The Company cannot foresee the outcome of this process.  The Company may be cited as defendant in other legal actions. Furthermore, the Company is generally required to, observing the legal limits, indemnify directors, officers and employees that are defendants in actions of this nature.  Said action requires significant time and dedication of the Management of the Company. The Company may also incur financial obligations that may have a material adverse impact on its financial condition and the results of its operations.

(c)                    Labor

(c.1)       The labor action mentioned in Note 23(a.i) of the 2015 financial statements ended through a settlement between the parties.

(c.2)       In the class action suits filed by the Trade Union of Petrochemical and Chemical Workers of Triunfo, Rio Grande do Sul, in the third quarter of 2010, claiming the payment of overtime related to breaks during work shifts and the inclusion of overtime in the calculation of the weekly remunerated rest, in the restated amount of R$369,895, the following developments occurred: (i) the Superior Labor Court (“TST”) upheld the appeal by Braskem to eliminate breaks during work shifts, with the Trade Union filing an appeal at the TST, where it is pending trial; and (ii) judgment for plaintiff in the suit involving the inclusion of overtime in the calculation of the weekly remunerated rest, which was upheld by the Regional Appellate Labor Court ("TRT"), for which Braskem appealed to the TST, which ordered the case to be sent back to the TRT for a new trial. However, as the TRT did not judge on the merits, Braskem appealed once again to the TST.

No judicial deposit or other form of security was made for these suits.

The description of the main contingent liabilities of the Company was presented in the 2015 annual financial statements, in Note 23.

19.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2015 annual financial statements, in Note 24.

(a)                    Capital

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP and Odebrecht		226,334,623	50.11%	79,182,498	22.95%			305,517,121	38.32%
Petrobras		212,426,952	47.03%	75,753,239	21.96%			288,180,191	36.15%
ADR	(i)			26,859,246	7.79%			26,859,246	3.37%
Other		12,907,077	2.86%	161,973,237	46.95%	593,618	100.00%	175,473,932	22.01%
Total		451,668,652	100.00%	343,768,220	99.65%	593,618	100.00%	796,030,490	99.85%
Braskem shares owned by subsidiary of Braskem Petroquímica	(ii)			1,234,758	0.35%			1,234,758	0.15%
Total		451,668,652	100.00%	345,002,978	100.00%	593,618	100.00%	797,265,248	100.00%

(i)                  American Depositary Receipts traded on the New York Stock Exchange (USA);

(ii)                 These share are considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

(b)                    Stock buyback programs

On February 11, 2015, Braskem’s Board of Directors approved the fifth program for the repurchase of shares effective for the period between February 19, 2015 and February 19, 2016, through which the Company may acquire up 3,500,000 class A preferred shares at market price.

Only one repurchase was made under this program, on March 11, 2015, at the average price of R$11.58.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(c)                    Other comprehensive income - shareholders' equity

	Attributed to shareholders' interest
			Defined			Foreign
	Additional	Deemed	benefit	Foreign		currency	Gain (loss)	Total
	indexation of	cost of	plans actuarial	sales	Fair value	translation	on interest	Braskem	Non-controlling
	PP&E	PP&E	loss	hedge	of hedge	adjustment	in subsidiary	shareholders'	interest in
	(i)	(i)	(ii)	(iii)	(iii)	(iv)	(v)	interest	Braskem Idesa	Total
As of December 31, 2013	272,069	19,240	(11,647)	(1,520,336)	(85,020)	242,407	(9,404)	(1,092,691)	14,860	(1,077,831)

Additional indexation
Realization by depreciation or write-off assets	(10,317)							(10,317)		(10,317)
Income tax and social contribution	3,507							3,507		3,507

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(366)						(366)		(366)
Income tax and social contribution		125						125		125

Foreign sales hedge
Exchange rate				537,876				537,876		537,876
Income tax and social contribution				(182,878)				(182,878)		(182,878)

Fair value of Cash flow hedge
Change in fair value					8,431			8,431	(5,014)	3,417
Transfer to profit or loss					1,217			1,217		1,217
Income tax and social contribution					(8,395)			(8,395)		(8,395)

Foreign currency translation adjustment						(46,134)		(46,134)	(3,535)	(49,669)

On March 31, 2014	265,259	18,999	(11,647)	(1,165,338)	(83,767)	196,273	(9,404)	(789,625)	6,311	(783,314)

On December 31, 2014	244,831	18,275	(11,647)	(3,263,732)	(289,667)	387,287	(9,404)	(2,924,057)	(115,385)	(3,039,442)

Additional indexation
Realization by depreciation or write-off assets	(10,317)							(10,317)		(10,317)
Income tax and social contribution	3,507							3,507		3,507

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(365)						(365)		(365)
Income tax and social contribution		124						124		124

Foreign sales hedge
Exchange rate				(4,013,139)				(4,013,139)	(94,833)	(4,107,972)
Income tax and social contribution				1,320,976				1,320,976	17,746	1,338,722

Fair value of Cash flow hedge
Change in fair value					(347,224)			(347,224)	(10,032)	(357,256)
Transfer to profit or loss					(22,911)			(22,911)	(9,536)	(32,447)
Income tax and social contribution					118,696			118,696	4,270	122,966

Foreign currency translation adjustment						419,359		419,359	18,399	437,758

On March 31, 2015	238,021	18,034	(11,647)	(5,955,895)	(541,106)	806,646	(9,404)	(5,455,351)	(189,371)	(5,644,722)

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

	Attributed to shareholders' interest
			Defined			Foreign
	Additional	Deemed	benefit	Foreign		currency	Gain (loss)	Total
	indexation of	cost of	plans actuarial	sales	Fair value	translation	on interest	Braskem	Non-controlling
	PP&E	PP&E	loss	hedge	of hedge	adjustment	in subsidiary	shareholders'	interest in
	(i)	(i)	(ii)	(iii)	(iii)	(iv)	(v)	interest	Braskem Idesa	Total

On December 31, 2015	217,595	17,309	(12,496)	(9,666,973)	(728,296)	1,097,009	(9,404)	(9,085,256)	(476,708)	(9,561,964)

Additional indexation
Realization by depreciation or write-off assets	(10,317)							(10,317)		(10,317)
Income tax and social contribution	3,508							3,508		3,508

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(365)						(365)		(365)
Income tax and social contribution		124						124		124

Foreign sales hedge
Exchange rate				2,085,737				2,085,737	(44,931)	2,040,806
Transfer to profit or loss				421,800				421,800		421,800
Income tax and social contribution				(857,954)				(857,954)	13,479	(844,475)

Fair value of Cash flow hedge
Change in fair value					53,931			53,931	(27,812)	26,119
Transfer to profit or loss					1,904			1,904	(105)	1,799
Income tax and social contribution					(22,334)			(22,334)	8,375	(13,959)

Fair value of cash flow hedge from jointly-controlled					(10,004)			(10,004)		(10,004)

Foreign currency translation adjustment						(135,991)		(135,991)	71,359	(64,632)

On March 31, 2016	210,786	17,068	(12,496)	(8,017,390)	(704,799)	961,018	(9,404)	(7,555,217)	(456,343)	(8,011,560)

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

20.                   Earnings per share

The information related to the earnings per share of the Company was presented in its 2015 annual financial statements, in Note 25.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Basic and diluted
	Mar/2016	Mar/2015		Mar/2014

Profit for the period attributed to Company's shareholders	774,734	251,403		405,306

Distribution of dividends attributable to priority:
Preferred shares class "A"	208,409	208,409		208,437
Preferred shares class "B"	360	360		360
	208,769	208,769		208,797

Distribution of 6% of unit value of common shares	273,824	42,634		196,509

Distribution of plus income, by class:
Common shares	165,885
Preferred shares class "A"	126,256
	292,141

Reconciliation of income available for distribution, by class (numerator):
Common shares	439,709	42,634		196,509
Preferred shares class "A"	334,665	208,409		208,437
Preferred shares class "B"	360	360		360
	774,734	251,403		405,306

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652		451,668,652
Preferred shares class "A"	343,768,220	343,830,342	(i)	343,848,120
Preferred shares class "B"	593,618	593,818		593,818
	796,030,490	796,092,812		796,110,590

Profit per share (in R$)
Common shares	0.9735	0.0944		0.4351
Preferred shares class "A"	0.9735	0.6061		0.6062
Preferred shares class "B"	0.6065	0.6062		0.6062

(i)         Calculation of weighted average of outstanding shares at the beginning of the period, adjusted by the number of shares repurchased during the period ended March 31, 2015, multiplied by a weighted time factor:

		Preferred shares class "A"
		Outstanding	Weighted
	Note	shares	average

Balance at December 31, 2014		343,848,120	343,848,120

Repurchase of treasury shares	19(b)	(80,000)	(17,778)

Balance at March 31, 2015		343,768,120	343,830,342

38

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

21.                   Net sales revenues

The information on net sales revenue was presented in the 2015 annual financial statements of the Company, in Note 26.

	Mar/2016	Mar/2015	Mar/2014

Sales revenue
Domestic market	8,337,765	7,674,427	8,505,375
Foreign market	5,800,842	4,264,711	5,125,059
	14,138,607	11,939,138	13,630,434
Sales deductions
Taxes	(1,861,544)	(1,673,392)	(1,688,017)
Sales returns	(105,122)	(70,424)	(99,791)
	(1,966,666)	(1,743,816)	(1,787,808)

Net sales revenue	12,171,941	10,195,322	11,842,626

22.                   Financial results

The information on financial results was presented in the 2015 annual financial statements of the Company, in Note 29.

	Mar/2016	Mar/2015	Mar/2014

Financial income
Interest income	112,850	152,115	52,124
Monetary variations	41,514	38,705	16,719
Exchange rate variations	(430,911)	402,395	(60,899)
Other	13,432	10,108	8,939
	(263,115)	603,323	16,883

Financial expenses
Interest expenses	(425,457)	(422,194)	(306,859)
Monetary variations	(105,034)	(84,778)	(85,866)
Exchange rate variations	(425,773)	(451,495)	53,865
Monetary variations on fiscal debts	(27,613)	(8,918)	(30,425)
Tax expenses on financial operations
Discounts granted	(20,863)	(48,056)	(31,293)
Loans transaction costs - amortization	(15,100)	(20,450)	(6,777)
Adjustment to present value - appropriation	(138,159)	(111,731)	(141,992)
Other	(54,291)	(44,480)	(27,681)
	(1,212,290)	(1,192,102)	(577,028)

Total	(1,475,405)	(588,779)	(560,145)

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

	Mar/2016	Mar/2015	Mar/2014

Interest income
Held for sale	4,415	22,362	373
Loans and receivables	93,608	52,932	32,759
Held-to-maturity	8,514	8,317	8,558
	106,537	83,611	41,690
Other assets not classifiable	6,313	68,504	10,434
Total	112,850	152,115	52,124

23.                   Expenses by nature

The information on expenses by nature was presented in the 2015 annual financial statements of the Company, in Note 30.

	Mar/2016	Mar/2015	Mar/2014

Classification by nature:
Raw materials other inputs	(7,286,714)	(7,141,820)	(8,939,861)
Personnel expenses	(637,648)	(552,904)	(530,148)
Outsourced services	(469,769)	(381,240)	(418,358)
Tax expenses	(3,686)	(3,120)	(3,257)
Depreciation, amortization and depletion	(582,819)	(518,805)	(501,105)
Freights	(503,801)	(429,418)	(386,191)
Other expenses, net	(215,961)	(201,914)	65,578
Total	(9,700,398)	(9,229,221)	(10,713,342)

Classification by function:
Cost of products sold	(8,924,605)	(8,590,489)	(10,324,626)
Selling and distribution	(319,877)	(261,924)	(269,509)
General and administrative	(348,717)	(297,096)	(275,014)
Research and development	(42,594)	(39,819)	(34,142)
Other operating income (expenses), net	(64,605)	(39,893)	189,949
Total	(9,700,398)	(9,229,221)	(10,713,342)

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

24.                   Segment information

The information by segment was presented in the 2015 annual financial statements, in Note 31.

									Mar/2016
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribution	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Basic petrochemicals		5,949,856	(4,814,505)	1,135,351	(154,698)		(32,526)		948,127
Polyolefins		5,091,772	(4,048,606)	1,043,166	(313,602)		(12,163)		717,401
Vinyls		746,358	(676,611)	69,747	(55,398)		64		14,413
USA and Europe		2,534,641	(1,623,713)	910,928	(122,818)		1,978		790,088
Chemical distribution		213,909	(168,940)	44,969	(34,257)		1,691		12,403
Total		14,536,536	(11,332,375)	3,204,161	(680,773)		(40,956)		2,482,432

Other segments	(i)	171,134	(165,421)	5,713	(31,444)		(3,332)		(29,063)
Corporate unit					(19,834)	1,687	(20,317)		(38,464)

Braskem consolidated before eliminations and reclassifications		14,707,670	(11,497,796)	3,209,874	(732,051)	1,687	(64,605)		2,414,905

Eliminations and reclassifications		(2,535,729)	2,573,191	37,462	20,863				58,325

Total		12,171,941	(8,924,605)	3,247,336	(711,188)	1,687	(64,605)		2,473,230

									Mar/2015
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribution	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Basic petrochemicals		5,100,026	(4,629,944)	470,082	(157,188)		(6,583)		306,311
Polyolefins		4,605,943	(3,714,139)	891,804	(277,232)		(6,302)		608,270
Vinyls		639,826	(599,738)	40,088	(51,116)		4,837		(6,191)
USA and Europe		1,751,244	(1,582,825)	168,419	(88,981)				79,438
Chemical distribution		193,009	(152,199)	40,810	(30,156)		148		10,802
Total		12,290,048	(10,678,845)	1,611,203	(604,673)		(7,900)		998,630

Other segments	(i)	106,689	(77,189)	29,500	(51,853)		(1,750)		(24,103)
Corporate unit					9,631	2,003	(30,243)		(18,609)

Braskem consolidated before eliminations and reclassifications		12,396,737	(10,756,034)	1,640,703	(646,895)	2,003	(39,893)		955,918

Eliminations and reclassifications		(2,201,415)	2,165,545	(35,870)	48,056				12,186

Total		10,195,322	(8,590,489)	1,604,833	(598,839)	2,003	(39,893)		968,104

									Mar/2014
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribution	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Basic petrochemicals		6,638,139	(5,993,749)	644,390	(151,098)		217,528	(ii)	710,820
Polyolefins		4,529,089	(3,807,709)	721,380	(233,081)		(7,609)		480,690
Vinyls		699,563	(645,765)	53,798	(43,075)		1,746		12,469
USA and Europe		2,042,039	(1,914,377)	127,662	(78,459)		2,795		51,998
Chemical distribution		231,348	(193,567)	37,781	(24,159)		(3,070)		10,552
Total		14,140,178	(12,555,167)	1,585,011	(529,872)		211,390		1,266,529

Other segments	(i)	56,599	(56,912)	(313)	(15,423)		784		(14,952)
Corporate unit					(64,663)	(6)	(22,225)		(55,601)

Braskem consolidated before eliminations and reclassifications		14,196,777	(12,612,079)	1,584,698	(609,958)	(6)	189,949		1,195,976

Eliminations and reclassifications		(2,354,151)	2,287,453	(66,698)	31,293				(66,698)

Total		11,842,626	(10,324,626)	1,518,000	(578,665)	(6)	189,949		1,129,278

(i)         This segment includes the results of the subsidiary Braskem Idesa.

(ii)       Includes gain from sale of DAT.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

25.                   Subsequent events

On April 6, 2016, the Annual Shareholders’ Meeting approved the payment of dividends for the fiscal year ended December 31, 2015, in the amount of R$1,000,000, which will be paid as from April 15, 2016.

Additionally, on the same date, Braskem Idesa produced the first batch of polyethylene in the Petrochemical Complex in Mexico. The plant’s commissioning began in December 2015 with the startup of the utilities area, followed by the cracker in March 2016. Over the coming months, the goal is to ramp up operations to reach the complex’s annual polyethylene production capacity of 1.05 million tons.

26.                   Information related to guaranteed securities issued by subsidiaries

Braskem S.A. has fully and unconditionally guaranteed the debt securities issued by Braskem Finance, Braskem America Finance and Braskem Holanda 100-percent-owned subsidiaries of Braskem. There are no significant restrictions on the ability of Braskem to obtain funds from these subsidiaries.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2016
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.